

13010555

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Mail Processing Section

MAR 01 2013

Washington DC
401

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 68488

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/12_____ AND ENDING_____12/31/12_____
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WELLFORD CAPITAL MARKETS, LLC

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

555 11TH STREET, NW FIFTH FLOOR
                (No. and Street)

WASHINGTON   DC   20004
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
                                  JIM GARRARD   404-401-4185
                                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WADE J BOWDEN & COMPANY, CPAS, P.C.
                            (Name – if individual, state last, first, middle name)

1720 EPPS BRIDGE PARKWAY, SUITE 108-381   ATHENS, GA   30606
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _____Bret J. Logue_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____WELLFORD CAPITAL MARKETS, LLC_____ , as
of _____December 31_____ , 20 12 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Bret Logue
Signature

Managing Partner
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Acknowledgment of Individual

STATE OF WASHINGTON

COUNTY OF ___King___

On this day personally appeared before me _____Bret J. Logue_____, to me known to be the individual(s) described in and who executed the within and foregoing instrument, and acknowledged that he/she/they signed the same as his/her/their free and voluntary act and deed, for the uses and purposes therein mentioned.

Given under my hand and seal of office this __28__ day of ___February___, 20_13_.

Notary Public residing at _Seattle, WA_

Printed Name: _L. Terrell Bond_

My Commission Expires:

___March 23, 2013___

WELLFORD CAPITAL MARKETS, LLC
Formerly Known As PACIFIC EPOCH CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)

Table of Contents

INDEPENDENT AUDITORS' REPORT

To the Member
Wellford Capital Markets, LLC:

We have audited the statement of financial condition of Wellford Capital Markets, LLC (the "Company") as of December 31, 2012 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wellford Capital Markets, LLC as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J Bowden & Company

Athens, Georgia
February 27, 2013

WELLFORD CAPITAL MARKETS, LLC
Formerly Known As PACIFIC EPOCH CAPITAL, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

CURRENT ASSETS:		
Cash	$	37,236
Accounts receivable		156,415
TOTAL ASSETS	$	193,651

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITY - due to related party	$	10,020
MEMBER'S EQUITY		183,631
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	193,651

See Independent Auditors' Report and
Notes to Financial Statements.

2

WELLFORD CAPITAL MARKETS, LLC
Formerly Known As PACIFIC EPOCH CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUE:		
Advisory fees	$	450,000
Expense reimbursements		37,207
Total revenue		487,207
OPERATING EXPENSES:		
Consulting		210,000
Legal and professional fees		40,845
Travel		38,553
Salaries		23,767
Office expenses		4,111
Registration and filing fees		3,954
Total expenses		321,230
NET INCOME	$	165,977

WELLFORD CAPITAL MARKETS, LLC
Formerly Known As PACIFIC EPOCH CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

MEMBER'S EQUITY, JANUARY 1,	$	10,211
Net income		165,977
Member contributions		16,000
Member distributions		(11,092)
Other increase - write off of accrued expense		2,535
MEMBER'S EQUITY, DECEMBER 31,	$	183,631

WELLFORD CAPITAL MARKETS, LLC
Formerly Known As PACIFIC EPOCH CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

OPERATING ACTIVITIES:		
Net income	$	165,977
Adjustments to reconcile net income to net cash provided by operating activities:		
Non cash adjustment - write off of accrued expenses		2,535
Increase in accounts receivable		(156,415)
Increase in due to related party		10,020
Increase in accounts payable and accrued expenses		(2,535)
Net cash provided by operating activities		19,582
FINANCING ACTIVITIES:		
Member contributions		16,000
Member distributions		(11,092)
Net cash provided by financing activities		4,908
NET INCREASE IN CASH		24,490
CASH AT BEGINNING OF PERIOD		12,746
CASH AT END OF PERIOD	$	37,236

1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization and Nature of Business
Wellford Capital Markets, LLC (the Company), formerly known as Pacific Epoch Capital, LLC, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Delaware limited liability company (LLC).

Effective May 1, 2012 Wellford Capital Partners, LLC purchased 100% of the membership interest of the Company and the Company's name was changed to Wellford Capital Markets, LLC.

The Company conducts business in the private placement of securities, merger & acquisition advisory services, and best efforts underwriting.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

Basis of Presentation
The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Income Taxes
The Company is a limited liability company for income tax reporting purposes, and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Revenue Recognition
Advisory fees are determined on a case by case basis according to the terms negotiated by management and are generally recognized at the time the services are completed and the income is reasonably determinable. Non-refundable retainers are generally recognized when received and are applied against transaction fees upon closing, if applicable.

Estimates
The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

WELLFORD CAPITAL MARKETS, LLC
Formerly Known As PACIFIC EPOCH CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS (continued)
DECEMBER 31, 2012

1   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Advertising Costs
Advertising costs, if any, are charged to expenses as incurred. The Company incurred no advertising costs for the year ended December 31, 2012.

Concentrations
For the year-ended December 31, 2012, 94% of total revenues was earned from a single customer.

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

2.   **RELATED PARTY TRANSACTION**

The company reimburses an entity under common control for expense paid on its behalf. Such expenses are categorized accordingly and reflected on the accompanying Statement of Operations. The amount outstanding to the entity under common control as of December 31, 2012 is $10,020 and is reflected as due to related related party on the accompanying Statement of Financial Condition.

3.   **COMMITMENTS AND CONTINGENCIES**

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, Contingencies (ASC 450) and Accounting Standards Codification 440, Commitments (ASC 440). Management has determined that no significant commitments and contingencies exist as of December 31, 2012.

4.   **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $27,216, which was $22,216 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 36.82%.

5. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

    The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

6. **INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

    The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

7. **SIPC ASSESSMENT RECONCILIATION**

    The Company did not have revenue over $500k for the year ended December 31, 2012. As a result, the Company is not required to include the Form SIPC-7 or the Accountant's Report on the SIPC Assessment Reconciliation. Such items are not included in this filing.

WELLFORD CAPITAL MARKETS, LLC
Formerly Known As PACIFIC EPOCH CAPITAL, LLC

(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

SCHEDULE 1

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 183,631
DEDUCTIONS AND/OR CHARGES:	
Non-allowable asset - accounts receivable	(156,415)
NET CAPITAL	27,216
AGGREGATE INDEBTEDNESS - due to related party	10,020
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	5,000
Excess net capital	22,216
Excess net capital at 1,000 percent	$ 21,216
Percentage of aggregate indebtedness to net capital	36.82%

There is no difference in the above computation and the Company's net capital, as reported in Company's Part IIA (unaudited) FOCUS report as of December 31, 2012.

See Independent Auditors' Report and
Notes to Financial Statements.
9

WADE J BOWDEN & COMPANY, CPAS, P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL

REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3

To the Member
Wellford Capital Markets, LLC:

In planning and performing our audit of the financial statements and supplementary schedule of Wellford Capital Markets, LLC (the "Company"), as of and for the year ended December 31, 2012, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2012 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Wade J Boudwin & Company

Athens, Georgia
February 27, 2013

WELLFORD CAPITAL MARKETS, LLC
Formerly Known As PACIFIC EPOCH CAPITAL, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2012
AND INDEPENDENT AUDITORS' REPORT

Wade J. Bowden & Company, CPAs, P.C.